O’Neill Law Group PLLC	435 Martin Street, Suite 1010
	Blaine, WA	98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File #4380

July 14, 2006

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, DC 20549

Attention: Andrew Blume, Staff Accountant

Dear Sirs:

RE:	NORPAC TECHNOLOGIES, INC. (the “Company”)
	-	SEC File Number 000-27147
	-	Form 10-KSB for Fiscal Year Ended June 30, 2005; Filed October 13, 2005

We write on behalf of the Company in response to your comment letter dated June 28, 2006 regarding the above referenced filings of the Company (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

FINANCIAL REPORT
STATEMENTS OF CASH FLOWS, PAGE F-7

1.	PLEASE TELL US YOUR BASIS FOR CLASSIFYING CHANGES IN DUE TO STOCKHOLDERS IN CASH FLOWS FROM OPERATING ACTIVITIES AS OPPOSED TO FINANCING ACTIVITIES.

The changes in due to stockholders in cash flows were classified as cash flows from operating activities as opposed to financing activities due to the underlying nature of the transactions. The amounts due to stockholders arose from the accrual of monthly operating management fees and periodic operating expenses paid for by the stockholders. These transactions represent funds provided for the ongoing operations of the company and are expected to be repaid to the stockholders as third party payables. As such, the Company has accounted for these transactions as cash flows from operations and not financing.

NOTE 5. AVAILABLE-FOR-SALE SECURITIES, PAGE F-12

2.	WE HAVE REVIEWED YOUR INVESTMENTS DISCLOSURE AND HAVE THE FOLLOWING COMMENTS:

•

DISCLOSE YOUR INVESTMENT INFORMATION BY MAJOR SECURITY TYPE AS REQUIRED BY PARAGRAPH 19 OF SFAS 115;

The Company hereby requests that the requested note disclosure be submitted prospectively. The Company undertakes to revise its Note 5 disclosure in the manner attached hereto as Appendix “A” in

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Andrew Blume

its financial statements included in future periodic reports filed by the Company with the Securities and Exchange Commission.

•
TELL US THE NUMBER, COST, AND FAIR VALUE OF BALSAM VENTURES, INC. (“BALSAM”) COMMON SHARES HELD BY YOU AS OF JUNE 30, 2005 AND 2004. PLEASE TELL US THE PERCENTAGE OF BALSAM’S OUTSTANDING SHARES YOU OWNED AS OF THOSE DATES AND THE NUMBER AND PERCENTAGE YOU CURRENTLY OWN. IF YOUR OWNERSHIP PERCENTAGE EXCEEDED 20 PERCENT OF BALSAM’S OUTSTANDING SHARES AT ANY TIME SINCE YOU HAVE OWNED THESE SHARES, TELL US WHY YOUR INVESTMENT IN BALSAM WAS NOT ACCOUNTED FOR UNDER THE EQUITY METHOD IN ACCORDANCE WITH APB 18. TO THE EXTENT MATERIAL, PLEASE DISCLOSE WITHIN THIS FOOTNOTE THE PERCENTAGE OF YOUR INVESTMENT PORTFOLIO THAT YOUR BALSAM SHARES REPRESENT;

	#	Cost	Aggregate fair value	%
Equity securities - June 30, 2005	5,045,000	$184,450	$252,250	19.8
Equity securities - June 30, 2004	5,300,000	$238,000	$318,000	20.8

As at June 30, 2006, the Company owned 5,045,000 shares of Balsam’s outstanding 25,500,000 shares for an ownership percentage of 19.8%.

The investment in Balsam was not accounted for under the equity method in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock,” because the Company was/is unable to exercise significant influence over the operating and financial policies of the investee. The majority ownership of Balsam is concentrated among a small group of shareholders who operate without regard to the views of the Company and had/has no intention to obtain representation of Balsam’s board of directors. The presumptions opined in APB 18, including the investor’s percentage ownership, are overcome by judgment and evidence to the contrary (FIN 35 – Criteria for Applying the Equity Method of Accounting for Investments in Common Stock) and as such, the equity method has not been applied. See the amended note 5 in Appendix “A” attached hereto.

•	TELL US HOW YOU DETERMINED THE FAIR VALUE OF YOUR BALSAM SHARES AND ANY OTHER EQUITY INVESTMENTS YOU HELD AS OF JUNE 30, 2005 AND 2004;

In accordance with FIN 115, Accounting for Certain Investments in Debt and Equity Securities, the fair value of the Balsam shares has been accounted for by quoted market prices at June 30, 2005 and 2004 as they provide the most reliable measure of fair values being reliable and verifiable.

•	TELL US AND DISCLOSE HOW YOU MEASURE YOUR AVAILABLE-FOR-SALE SECURITIES FOR IMPAIRMENT, AND;

In accordance with FIN 115, Accounting for Certain Investments in Debt and Equity Securities, the available-for-sale securities are evaluated to determine if all declines in fair value are other-than- temporary. Management makes this determination by evaluating several factors including, but not exclusively, the following:

	•	if fair value is significantly below cost,
	•	if the decline in fair value is attributable to specific adverse conditions,
	•	if management does not have the intent and the ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value,
	•	if the decline in fair value has existed for an extended period of time,
	•	if the financial condition of the issuer has deteriorated.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Andrew Blume

Following management’s evaluation at June 30, 2005 and 2004, there were no factors that indicated impairment existed that was other-than-temporary.

Management believes that the financial statements and note disclosure satisfy the disclosure requirements regarding the impairment of available-for-securities and as such, have not made any further adjustments. The current note disclosure clearly states that an on an ongoing basis, the Company evaluates its investment in available-for-sale securities if a decline in fair value is other- than-temporary. There have been no other-than-temporary declines through June 30, 2005.

•	INCLUDE DISCLOSURE OF HOW YOU DETERMINE FAIR VALUE AND MEASURE IMPAIRMENT FOR YOUR AVAILABLE- FOR-SALE SECURITIES WITHIN YOUR CRITICAL ACCOUNTING POLICIES SECTION MD&A.

The Company hereby requests that the requested disclosure be applied prospectively. The Company undertakes to revise its critical accounting policy for available-for-sale securities in future periodic reports filed with the Securities and Exchange Commission.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

CYN/clk
Enclosure

cc:	Norpac Technologies, Inc. attn: Mr. John P. Thornton, Chief Executive Officer

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Andrew Blume

Appendix “A”

Amended Note 5

Investments held by the Company are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with all unrealized gains or losses included in other comprehensive income (loss). The fair value of the securities was determined by quoted market prices of the underlying security. Proceeds of $11,225 and $0 were received and a loss on sale of available-for-sale securities of $42,325 and $0 was included in net loss for the years ended June 30, 2005 and 2004, respectively. For purposes of determining gross realized losses, the cost of available-for-sale securities is based on specific identification.

	Aggregate fair value	Gross unrealized gains	Gross unrealized losses	Cost
Equity securities - June 30, 2005	$252,250	$67,800	$-	$184,450
Equity securities - June 30, 2004	$318,000	$80,000	$-	$238,000

The Company’s net unrealized holding gain (loss) was ($12,200) and $128,000 for the years ended June 30, 2005 and 2004, respectively. The reclassification adjustment was $40,800 and $0 for the years ended June 30, 2005 and 2004, respectively and $40,800 for the period from inception through June 30, 2005. On an ongoing basis, the Company evaluates its investment in available-for-sale securities if a decline in fair value is other-than-temporary. There have been no other-than-temporary declines through June 30, 2005.

The Company held 19.8% and 20.8% of Balsam Ventures, Inc. common shares for the years ended June 30, 2005 and 2004, respectively. The investment in Balsam was not accounted for under the equity method in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock,” because the Company is unable to exercise significant influence over the operating and financial policies of the investee.